Mail Stop 0510

                                                June 7, 2005


Mr. John Bingman
CCA Industries, Inc
200 Murray Hill Parkway
East Rutherford, NJ 07073

	RE:	CCA Industries, Inc.
      Form 10-K for the year ended November 30, 2004
      Filed February 17, 2005
      File No. 1-31643


Dear Mr. Bingman:

      We have reviewed your response letter dated May 16, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended November 30, 2004

Note 2. Summary of Significant Accounting Policies, page 8

Advertising Costs, page 11
1. We note your response to our prior comment relating to advertising costs in interim period financial statements. However, it is unclear to us what your basis is for allocating the budgeted advertising expense ratably over the quarters. A matching notion would imply that budgeted advertising would be allocated to quarters within a year based on the relationship to budgeted revenues. Paragraphs 15(a) and
16(d) of APB 28 provides specific guidance of the issue in question.
The supplemental information you have provided for us indicates that sales are not pro rata over the year and vary by the type of product.
Please tell us what the basis is for the approach you have taken. In addition, provide us with a comprehensive analysis for every quarter in each of the last three fiscal years as well as the current fiscal year detailing what the financial statement impact would have been if you had expensed the advertising costs to match budgeted revenue by product line for each of the periods presented. Also provide for us details comparing budgeted to actual revenue by product line for each quarter in question to demonstrate your ability to accurately forecast revenue.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-
3747,
Nathan Cheney at (202) 551-3714 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,




      John Cash
      Accounting Branch Chief


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Mr. John Bingman
CCA Industries, Inc
June 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE